Consent of Independent Accountants





The Board of Directors
Canisco Resources, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-70907) on Form S-8 and in the Registration Statement (No. 333-55739) on Form S-4 of Canisco Resources, Inc. of our reports dated July 1, 1999, relating to the consolidated balance sheets of Canisco Resources, Inc. and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows and related financial statement schedule for each of the years in the three-year period ended March 31, 1999, which reports appear in the March 31, 1999 annual report on Form 10-K of Canisco Resources, Inc. which is incorporated by reference in the Registration Statements.






KPMG LLP



Philadelphia, Pennsylvania
July 14, 1999






Exhibit 23